UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of Embraer S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting to be held on August 16, 2021, at 10:30 am, exclusively by digital means, as detailed below, for purposes of CVM Instruction No. 622/20, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Building F-100, to resolve on the following agenda:

1. To resolve on the amendment to the Bylaws in order to insert a transitional provision to:

(a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section); and

(b) authorize the election of 2 additional effective members of the Board of Directors, exceptionally, on an individual basis and not through the slate system provided for in Section 31 of the Company’s Bylaws;

2. Elect the 2 effective members of the Board of Directors, in the event the amendment to the Bylaws mentioned in item 1 above is approved.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in section 11 of CVM Instruction No. 481/09, are available to the shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br), of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)	Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)

To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholder Group (as such term is defined in Section 12 of the Company’s Bylaws).

c)	The documents mentioned in item “b” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: The Shareholders who choose to participate in the Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, by August 14, 2021, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal.

The electronic participation system to be made available by the Company shall enable the Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as provided by CVM Instruction No. 622/20.

The detailed rules and guidelines, as well as the procedures and additional information for the Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Management Proposal available on the internet at the Company’s Investor Relations (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) websites.

DISTANCE VOTING BALLOT: In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

Any questions regarding this Call Notice may be submitted to the Company’s Investor Relations Department, at investor.relations@embraer.com.br

São José dos Campos, July 16, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON AUGUST 16th, 2021

embraer.com

ANNEXES

ANNEX I – PROPOSED BYLAWS

ANNEX II – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS

ANNEX III – INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS

1.    Message from the Chairman of the Board of Directors

São José dos Campos, July 16, 2021

Dear Shareholder,

We are pleased to invite you to attend, on first call, the Extraordinary General Shareholders’ Meeting (“Meeting”) of Embraer S.A. (“Embraer” or “Company”), to be held on August 16, 2021, at 10:30 am, exclusively by digital means.

In early 2021, in line with the approval of Embraer’s new strategy for the 2021-2025 period, which prioritizes growth through global partnerships, innovation projects and business diversification, the Company announced, in official statements and press releases, its decision to add skills to the Strategy Committee, reinforcing its global vision and expertise in the commercial aviation business.

The aerospace sector continues to undergo a transformation in the face of the challenges of the pandemic, the arrival of new entrants and the development of innovative and sustainable technologies. Moreover, there is the increased competition in the commercial aviation sector and the trend of greater market receptivity for smaller aircraft.

New innovative and disruptive projects under development, such as the electric vertical take-off and landing vehicle (eVTOL), the new digital aircraft maintenance platform (Beacon) and the new generation turboprop aircraft, require new skills from our Board. Embraer also foresees other opportunities for product diversification with internationalization, sustainability and innovation.

The eVTOL project, for example, contemplates a business combination that may result in a new publicly-held company in the United States, the main market of which will be in that country. The great market interest in the new generation turboprop aircraft leads us to intensify our efforts to develop this product. New challenges and great opportunities for Embraer.

In this scenario, Embraer’s Board decided to accelerate and intensify its preparation to face the challenges in a structured and effective manner, through the immediate inclusion of new members in its Board of Directors.

It is with enthusiasm that we present in this Manual the proposal for the election of two independent candidates for the Board of Directors with extensive and recognized experience in the aerospace segment, deep technical and financial knowledge, strategic profile and focus on innovation, as well as broad corporate performance in companies and global markets.

It is in this spirit that Embraer’s Board recommends the approval of the Meeting matters contained in the Call Notice.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein. For the Meeting to take place on first call, the attendance of shareholders representing at least two-thirds of the voting capital stock is required, pursuant to Section 135 of Law No. 6,404/76.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein may clarify the matters on the agenda and motivate you to participate in the Meeting.

We encourage your attendance in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

2.    Information and Guidelines for Attendance at the Meeting

2.1.    Voting at the Meeting

Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)    No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)    The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to the Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meetings shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.    Participation through electronic remote participation system in the Meeting

The Meeting will be held exclusively by digital means and, therefore, the Company shall provide an electronic remote participation system (Microsoft Teams) that will allow shareholders to participate, voice and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Instruction No. 622 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication between shareholders.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or represented by proxies, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least 48 hours before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation to participate in the Meeting, as described below, and the shareholder shall be liable for the truthfulness of such documents.

The shareholder shall also inform the email address to which instructions for participating in the Meetings shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 5 of CVM Instruction No. 481, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

In the event the shareholder who has duly expressed his/her interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10:30 am on August 14, 2021, the shareholder shall contact Company’s Investor Relations Department, through the telephone no. (11) 3040-8445, until 6 pm on August 14, 2021.

The shareholder or his/her accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the scheduled time for the start of the

Meeting, that is, at 10:00 am on August 16, 2021, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder through the submission of his/her identity document with photo via webcam to the Company’s hosts.

The Company also recommends that the accredited shareholders be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, the attending shareholders shall activate the camera on their computer or mobile device, as the case may be, and, unless they are required by a Company representative, for any reason, to disconnect their video functionality, they shall keep their cameras on throughout the Meeting. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat.

The Company shall not be liable for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company’s control, which may hinder or prevent their participation in the Meeting by digital means.

In order to attend the Meeting directly or by proxy, we request that you submit to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting, the following documents:

a)    power of attorney with special powers for representation at the Meeting, in the case of a proxy;

b)    for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and

c)    evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as set forth in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 (forty-eight) hours before the Meeting, whether you belong to a Shareholder Group.

The Company also informs that notarized powers of attorney shall not be required for this Meeting, also as a manner of facilitating the verification of powers in light of the current circumstances.

The aforementioned documents shall be delivered only through the e-mail investor.relations@embraer.com.br

2.3.    Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i)

a digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii)

for purposes of evidencing that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution); and

(iii)	a digital copy of the original of the following documents:

For individuals:

•	identity document with photograph of the shareholder;

For legal entities:

•	current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

•	identity document with photograph of the legal representative.

For investment funds:

•	current consolidated governing document of the fund;

•	bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

•	the legal representative’s identity document with photo.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date shall be disregarded.

The Company waives the authentication or notarization of the signature and legalization of the document for acceptance of the distance voting ballot. The Company will not require the sworn translation of documents that have been originally written in Portuguese, English or Spanish, or that are delivered jointly with the respective translation to such languages. The following identity documents shall be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within three days, (i) whether the distance voting ballot has been received, as well as whether the documents received are sufficient for the vote to be deemed valid; or (ii) the need to rectify or resend the distance voting ballot or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions regarding completion of the distance voting ballot by means of: (i) their respective custody agents, in the case of shares that are held in a central depository; or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not held in a central depository.

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-8445, or by e-mail at investor.relations@embraer.com.br

3.    Call Notice

(The Call Notice will be published in the newspapers O Vale, Valor Econômico and Diário Oficial do Estado de São Paulo in the editions dated July 16, 17 and 20, 2021.)

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting to be held on August 16, 2021, at 10:30 am, exclusively by digital means, as detailed below, for purposes of CVM Instruction No. 622/20, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Building F-100, to resolve on the following agenda:

1. To resolve on the amendment to the Bylaws in order to insert a transitional provision to:

(a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section); and

(b) authorize the election of 2 additional effective members of the Board of Directors, exceptionally, on an individual basis and not through the slate system provided for in Section 31 of the Company’s Bylaws;

2. Elect the 2 effective members of the Board of Directors, in the event the amendment to the Bylaws mentioned in item 1 above is approved.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in section 11 of CVM Instruction No. 481/09, are available to the shareholders at the Company’s headquarters and on the Internet at the websites of the Company (ri.embraer.com.br), of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)	Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)

To participate in the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholder Group (as such term is defined in Section 12 of the Company’s Bylaws).

c)	The documents mentioned in item “b” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: The Shareholders who choose to participate in the Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, by August 14, 2021, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal.

The electronic participation system to be made available by the Company shall enable the Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as provided by CVM Instruction No. 622/20.

The detailed rules and guidelines, as well as the procedures and additional information for the Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Management Proposal available on the internet at the Company’s Investor Relations (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) websites.

DISTANCE VOTING BALLOT: In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

Any questions regarding this Call Notice may be submitted to the Company’s Investor Relations Department, at investor.relations@embraer.com.br

São José dos Campos, July 16, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

4.    Board’s Proposal on the Agenda

4.1.    To resolve on the amendment to the Bylaws to insert a transitional provision to: (a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section); and (b) authorize the election of 2 additional members of the Board of Directors, exceptionally on an individual basis and not through the slate system provided for in the Company’s Bylaws.

In mid-2021, in line with the approval of Embraer’s new strategy for the 2021-2025 period, which prioritizes growth through global partnerships, innovation projects and business diversification, the Company announced, in official statements and press releases, its decision to add skills to the Strategy Committee, reinforcing its global vision and expertise in the commercial aviation business.

The aerospace sector continues to undergo a transformation in the face of the challenges of the pandemic, the arrival of new entrants and the development of innovative and sustainable technologies. Moreover, there is the increased competition in the commercial aviation sector and the trend of greater market receptivity for smaller aircraft.

New innovative and disruptive projects under development, such as the electric vertical take-off and landing vehicle (eVTOL), the new digital aircraft maintenance platform (Beacon) and the new generation turboprop aircraft, require new skills from our Board. Embraer also foresees other opportunities for product diversification with internationalization, sustainability and innovation.

The eVTOL project, for example, contemplates a business combination that will result in a new publicly-held company in the United States, the main market of which will be in that country. The great market interest in the new generation turboprop aircraft leads us to intensify our efforts to develop this product. New challenges and great opportunities for Embraer.

In this scenario, Embraer’s Board decided to accelerate and intensify its preparation to face the challenges in a structured and effective manner, through the immediate inclusion of new members in its Board of Directors.

It is in this spirit that the Board proposes the temporary increase of Embraer’s Board of Directors (only until the 2023 AGO), as well as the immediate election of 2 new foreign effective members with recognized global experience in the aviation sector.

The table below details the matrix of the main skills of Embraer’s current Board of Directors, and highlights the additional skills to be added by the two new independent candidates for the Board:

EMBRAER

SKILLS MATRIX

	INDEPENDENT MEMBERS								CANDIDATES MEMBERS		APPOINTED MEMBERS [1]		
	Alexandre G. Silva	Raul Calfat	João Cox Neto	M. Letícia F. Costa	Pedro Wongtschowski	Dan Ioschpe	Sergio G. Fajerman	Claudia Sender	Kevin G. McAllister	Todd M. Freeman	Marcelo K. Damasceno	Alexandre Magalhães	Dejair Losnak
ADMINISTRATIVE SKILLS													
Experience as CEO in large and medium-sized Companies	>>	>>	>>	>	>>	>>		>	>>				
Institutional Relations in Brazil	>	>>	>		>>	>>		>			>>		
International Experience	>	>	>	>>	>	>>		>	>>	>>	>		
Knowledge of EMBRAER	>>	>>	>>	>>	>>	>	>	>		>	>	>>	>
Experience as a Directors in large and medium-sized Companies	>>	>>	>>	>>	>>	>>		>>	>		>	>>	>
FUNCTIONAL SKILLS													
Risk Management	>>	>>	>>	>>	>>	>>	>	>	>>	>>	>>	>	
Operations Management	>>	>>	>>	>>	>>	>>		>>	>>	>>	>>		
Talent Management and Cultural Transformation	>	>	>	>	>	>	>>	>	>>	>	>	>	
Innovation	>	>	>	>	>>	>	>		>>		>>		
ESG	EG	ESG	G	ESG	EG	SG	S	ES	ESG	ES	ES	S	
Finance		>>	>>	>	>	>>	>>		>	>>	>>	>	
Digital Transformation			>	>		>	>>	>	>>		>>		
INDUSTRY SKILLS													
Aviation	>>						>	>>	>>	>>	>		
Technical background in Aviation	>>								>>		>		
Aircraft Leasing								>	>	>>	>		
Aviation Services	>>							>	>>	>>	>		
Aviation Networking	>							>	>>	>>	>		

> Solid Knowledge/expertise

>> Notorious knowledge/expertise

[1] Members of Board of Directors elected in a separate vote

The skills and qualifications matrix above highlights the main areas and skills of the current members of Embraer’s Board of Directors, in addition to highlighting the skills of the two new independent candidates for the body. Analyzing the matrix, we emphasize that the two new candidates add vast industry knowledge to Embraer, with a notable expertise in the international aviation sector, both in technical and financial aspects, as well as in industry relationships and customer service and support. Such expertise is seen as critical and essential to enhance the skills of our Board at Embraer’s current moment, making it even more fit to face the recent changes in our industry and leverage opportunities for new businesses, products and markets for the Company.

The Board’s proposal consists of amending the Bylaws to insert the following transitional provision, through the inclusion of Sections 64 and 65, as well as authorizing the election of 2 additional effective members for the Board of Directors, exceptionally, on an individual basis and not and not through the slate system provided for in the Company’s Bylaws:

“ARTICLE XI – TRANSITIONAL PROVISIONS

Section 64. Only for the 2021/2023 biennium, the Company’s Board of Directors shall have 10 members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section). The 2 additional effective members shall be elected, by the shareholders, at a Shareholder’s Meeting, exceptionally on an individual basis and not through the slate system.

Section 65. Section 64 hereof shall lose its effectiveness as soon as the term of office of the Board of Directors for the biennium 2021/2023 ends.”

Embraer’s Board recommends that its shareholders carefully examine the copy of the proposed Bylaws and the report with the proposed amendments, which constitute Annexes I and II to this Manual, pursuant to section 11, items I and II, CVM Instruction No. 481/09.

4.2.    Elect the 2 effective members of the Board of Directors, in the event the amendment to the Bylaws mentioned in item 4.1 above is approved

Pursuant to the provisions of Sections 64 and 65 of Embraer’s Bylaws, proposed above, the 2 effective members of the Board of Directors shall be elected by the shareholders, exceptionally, on an individual basis (and not through the slate system) for the term that will end at the AGO to take place in 2023.

In this regard, the Board of Directors resolved to present to the Shareholders’ Meeting the following names to integrate the body: Todd M. Freeman and Kevin G. McAllister. The Board selected the independent candidates as a result of their recognized expertise in the aerospace segment, deep technical and financial knowledge, strategic profile and focus on innovation, as well as broad corporate performance in companies and global markets.

Todd Freeman worked for 29 years at General Electric Company, including 18 years at GE Capital Aviation Services (GECAS), eventually leading the regional aviation area as well as the business in the Middle East, Africa and Russia region. Prior to GE, Todd worked at Airbus Americas and JP Morgan. He has a degree in Accounting, with an MBA in Finance and Strategy.

Also with an extensive career at GE, with 27 years dedicated to the field of aircraft engines, Kevin McAllister led the sales area and was president of GE Aviation Services. After GE, he served at Boeing as President of the Commercial Aviation Division and is currently a partner at AP Industrial Partners. He is an engineer graduated from the University of Pittsburgh.

It should also be noted that, (i) according to the statements provided by the candidates, they meet the independence criteria provided for in the Novo Mercado regulation, a segment in which the shares issued by the Company are traded, and, therefore, 100% of the members indicated above would be Independent Directors, under the terms of the Novo Mercado regulations, if elected/reelected, and (ii) the candidates are in compliance with the guidelines of the Nomination and Training Policy for Members of the Company’s Board of Directors and Committees.

The information indicated in items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) with respect to the aforementioned independent candidates are available in Annex III to this Manual, in compliance with the provisions of section 10 of CVM Instruction 481/09.

Annex I – PROPOSED AMENDMENT TO THE BYLAWS

(Pursuant to Section 11, item I, of CVM Instruction No. 481/09)

BYLAWS OF

EMBRAER S.A.

ARTICLE I

NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Section 1 - Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law.

PARAGRAPH 1 - The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783.

PARAGRAPH 2 - Considering that the Company has joined the Novo Mercado of B3 S.A.– Brasil, Bolsa Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

PRINCIPAL PLACE OF BUSINESS

Section 2 - The Company shall have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad.

CORPORATE PURPOSE

Section 3 - The corporate purpose of the Company is as follows:

I.    to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II.    to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III.    to contribute to the training of technical personnel as necessary for the aerospace industry;

IV.    Perform other technological, industrial, commercial and service activities related to the aerospace industry;

V.    to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI.    to conduct other technological, manufacturing, trading and services activities related to the defense, security and energy industries.

PRINCIPLES

Section 4 - The organization and operation of the Company shall be guided by the following principles:

I.    the securities of the Company shall be traded on domestic and/or international capital markets in compliance with all applicable legal requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence;

II.    all shares of the capital stock of the Company shall be common shares;

III.    with respect to the resolutions passed by the Shareholders’ Meetings:

a)    no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and

b)    foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance;

IV.    with due regard for the provisions of Section 56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

V.    the resolutions and acts by the bodies of the Company listed in Section 9 hereof shall be subject to a veto right of the Brazilian Federal Government; and

VI.    the Company shall not issue profit-sharing bonds (partes beneficiárias).

SECTION 5 - The duration of the Company shall be for an indefinite period of time.

Article II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

SECTION 6 - The capital stock of the Company, which is fully subscribed and paid in, is five billion, one hundred and fifty-nine million, six hundred and seventeen thousand, fifty-two reais and forty-two cents (R$ 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which shall be a Golden Share (Section 9), and all of which with no par value.

PARAGRAPH 1 – At all times the capital stock of the Company shall be divided into common shares only, no preferred shares being permitted.

PARAGRAPH 2 - The single Golden Share of the Brazilian Federal Government shall be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97).

SECTION 7 - According to Section 168 of Law No. 6,404/76, the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws.

PARAGRAPH 1 - It is incumbent on the Board of Directors to establish the price and the number of shares to be issued, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind shall be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law.

PARAGRAPH 2 - Within the limit of the authorized capital, the Board of Directors may:

a)     resolve on the issuance of warrants, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares;

b)     in accordance with the plan approved by the Shareholders’ Meeting, grant stock options to the members of management and employees of the Company or its controlled companies, without the shareholders having preemptive rights of purchase with respect to such shares; and

c)     approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend.

PARAGRAPH 3 - In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced.

PARAGRAPH 4 - The provisions of this Section shall also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures.

FORM OF SHARES

Section 8 - All shares of the Company shall be in book-entry form and shall be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers.

PARAGRAPH 1 - Such registrar of the book-entry shares shall charge directly to the Company the cost of its services.

PARAGRAPH 2 - Such registrar shall control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof.

GOLDEN SHARE OF THE BRAZILIAN FEDERAL GOVERNMENT

SECTION 9 - The Golden Share confers on the Brazilian Federal Government veto powers over the following matters:

I.    change in the name of the Company or its corporate purposes;

II.    modification and/or use of the Company’s logo;

III.    creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise;

IV.    technological training of third parties in connection with military programs;

V.    discontinuance of a supply of spare parts to service military aircraft;

VI.    transfer of a controlling interest in the Company;

VII.    any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XII of Section 41 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

PARAGRAPH 1 - The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 56 hereof, shall require the prior approval of the Brazilian Federal Government as the owner of the Golden Share.

PARAGRAPH 2 - Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section shall fall be subject to the decision- making authority of the Board of Directors of the Company and shall comply with the following procedures:

I. the matter shall be subject to resolution by the Board of Directors.

II.    if the matter is approved by the Board of Directors, the Chairman of the Board shall notify the director elected by the Brazilian Federal Government to either exercise his or her veto right or express his or her approval, within a period of 30 days from receipt of such notice.

III. upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and.

IV. if the resolution is confirmed by the Board of Directors, the matter shall be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section.

PARAGRAPH 3 - Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the Golden Share, shall also be communicated in advance by the Company to the Ministry of Economy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy shall reply within 30 days from receipt of the notice referred to in item II above.

ARTICLE III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

SECTION 10- For the purposes of these Bylaws, the following are deemed as Brazilian shareholders (“Brazilian Shareholders”):

I - individuals born or naturalized in Brazil, residing in Brazil or abroad;

II - legal entities organized under Brazilian private law and having their management based in in Brazil; provided that such entities:

a)    do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and;

b)    are controlled either directly or indirectly by one or more individuals referred to in item I;

III - investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II.

PARAGRAPH 1 - The Company shall keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof.

PARAGRAPH 2 - A Brazilian Shareholder shall be required to show evidence to the Company and the registrar of its book-entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced shall the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders.

FOREIGN SHAREHOLDERS

SECTION 11 - For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) shall be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well as those that fail to provide evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.

SHAREHOLDER GROUPS

SECTION 12 - For the purposes of these Bylaws, two or more shareholders of the Company shall be deemed to form a group of shareholders (each a “Shareholder Group”) if:

I - such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control;

II – one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s);

III – such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or

IV – such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves.

PARAGRAPH 1 – In the case of investment funds having a common administrator, only those funds with policies on investments and exercise of voting at Shareholders’ Meetings, according to the relevant Bylaws, that fall under the discretionary duties of such common administrator shall be deemed to form a Shareholder Group.

PARAGRAPH 2 – For the purposes of these Bylaws, holders of securities issued in connection with the Company’s Depositary Receipts program shall not be deemed as a Shareholder Group, unless they fit the provisions of the preceding items of this Section.

PARAGRAPH 3 – A Shareholder Group shall be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder.

PARAGRAPH 4 - In addition to the foregoing provisions of this Section, at a given Shareholders’ Meeting, any shareholders or Shareholder Groups represented by the same attorney-in-fact, executive officer, director or representative in any capacity, shall be deemed to be part of the same Shareholder Group, except in the case of holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank.

PARAGRAPH 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto shall be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof.

OBLIGATION TO DISCLOSE

SECTION 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively.

PARAGRAPH 1 - The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section.

PARAGRAPH 2 - A violation of the provisions of this Section shall result in the imposition of the penalties described in Section 16 below.

VOTING RIGHTS

SECTION 14 - Each common share shall be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations:

I - no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the number of shares in which the Company’s capital stock is divided;

II - the Foreign Shareholders, in the aggregate, may not cast, at each Shareholders’ Meeting, votes in excess of two-thirds (2/3) of the number of votes that may be cast by the Brazilian Shareholders in attendance.

SOLE PARAGRAPH - Any votes that exceed the limits established in this Section shall not be computed with respect to the resolutions of the Shareholders’ Meetings.

SECTION 15 - For purposes of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order:

I - the Chairman of the Meeting shall determine, based on the Shareholder Attendance List, and shall announce to the Meeting (as required by Section 22, Paragraph 3 below), the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and;

II - if the total votes of the Foreign Shareholders exceed two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder shall be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at such Shareholders’ Meeting.

PARAGRAPH 1 - In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above shall be applied jointly and successively.

PARAGRAPH 2 - The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section.

SUSPENSION OF RIGHTS

SECTION 16 - The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof.

PARAGRAPH 1 - Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting.

PARAGRAPH 2 - The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting, indicating the breach of an obligation and the name of the breaching shareholder.

PARAGRAPH 3 – It shall be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information shall be permitted.

PARAGRAPH 4 – A suspension of rights shall cease as soon as the obligation in question is fulfilled.

SHAREHOLDERS’ AGREEMENT

SECTION 17 - The Company shall not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

ARTICLE IV

SHAREHOLDERS’ MEETING

AUTHORITY

SECTION 18 - In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting shall have sole authority to take the following actions:

I.    to elect and remove the members of the Board of Directors;

II.    to elect and remove the members of the Fiscal Council and to determine their compensation;

III.    when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof;

IV.    to determine the aggregate annual compensation of the directors and executive officers of the Company;

V.    to select the expert firm responsible for appraising the Company and preparing the relevant report in those cases mentioned in Article VIII hereof;

VI.    to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

VII.    to allocate profit sharing to the directors, executive officers and/or employees of the Company, subject statutory limitations and the human resources policy of the Company;

VIII.    to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management;

IX.    to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and

X.    to dismiss the requirement of conducting a tender offer to delist the Company from the Novo Mercado.

SOLE PARAGRAPH - The resolution referred to in item X of this Section shall be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and, on second call, the Meeting shall be convened with any number of shareholders representing outstanding shares.

CALL

SECTION 19 - The Shareholders’ Meetings shall be called by the Board of Directors or, where provided by law, by the shareholders or the Fiscal Council; provided that notice of the Shareholders’ Meetings shall be given at least 30 days in advance, as counted from first publication of notice. In the event the Meeting is not held, a second notice shall be published at least 15 days in advance.

QUALIFICATION AND REPRESENTATION

SECTION 20 - The shareholders present at a Shareholders’ Meeting shall evidence their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76.

PARAGRAPH 1 - The Company shall waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

PARAGRAPH 2 - A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, who shall file the relevant proxy statement at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting.

QUORUM

SECTION 21 – A Shareholders’ Meeting shall be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance.

SHAREHOLDER ATTENDANCE BOOK

SECTION 22 - Before the proceedings at a Shareholders’ Meeting are opened, the shareholders shall sign the “Shareholder Attendance Book”, informing their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11).

PARAGRAPH 1 - The list of shareholders present shall be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order.

PARAGRAPH 2 - The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but shall not be entitled to vote on any of its resolutions. Additionally, their shares shall not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders.

PARAGRAPH 3 - After the list of shareholders is closed, the Chairman of the Meeting shall announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, subject to the provisions of Sections 14 and 15 hereof.

PRESIDING OFFICERS

SECTION 23 - The proceedings of the Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors or, in his or her absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present shall act as Chairman.

PARAGRAPH 1 - The Secretary of the Shareholders’ Meeting shall be appointed by the Chairman.

PARAGRAPH 2 - The Investor Relations Officer or his or her designee shall necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the matters comprised within his or her duties under these Bylaws. Notwithstanding the foregoing, it shall be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder.

VOTING

SECTION 24 - With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders shall be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.

SOLE PARAGRAPH - The Shareholders’ Meeting shall only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, provided that the approval of matters under a general item contained in the agenda is forbidden.

ARTICLE V

BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL

MANAGEMENT OF THE COMPANY

Section 25 - The management bodies of the Company are the Board of Directors and the Board of Executive Officers.

SOLE PARAGRAPH – The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company shall be incumbent on the Executive Officers only.

ACCEPTANCE OF OFFICE

Section 26 - The directors, executive officers and members of the Fiscal Council shall take office by executing an instrument of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be.

PART I

BOARD OF DIRECTORS

COMPOSITION

Section 27 - The Board of Directors shall be composed of at least nine and no more than eleven members, all of whom shall be elected by the Shareholders’ Meeting for a unified two- year term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.

PARAGRAPH 1 - The Brazilian Federal Government, as the holder of the Golden Share, is entitled to elect one acting Board member and his or her alternate.

PARAGRAPH 2 - The employees of the Company shall be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his or her alternate shall be appointed by the Employee Investment Club of the Company (CIEMB - Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate shall be appointed by the non-shareholder employees of the Company.

PARAGRAPH 3 - The remaining Board members shall be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It shall be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of the members of the Board of Directors, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

PARAGRAPH 4 - Subject to the leading provision and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office shall be determined at the Shareholders’ Meeting held for the election of members of the Board of Directors.

PARAGRAPH 5 - No member of the Board of Directors may hold a position as Executive Officer of the Company.

PARAGRAPH 6 - At least two (2) or twenty percent (20%), whichever is higher, of the directors shall be Independent Directors, as defined in the Novo Mercado Regulations, and the qualification of the nominees to the Board of Directors as independent directors shall be decided at the Shareholders’ Meeting that elects such directors, provided that, in the event there is a controlling shareholder, the director(s) elected as provided in Section 141, Paragraph 4 of Law No. 6,404/76, shall also be deemed as Independent Director(s), subject to the provision of Section 32, Paragraph 7 hereof.

PARAGRAPH 7 - If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, this percentage shall be rounded up to the next whole number.

SECTION 28 - The Board of Directors shall have a Chairman and a Vice Chairman, who shall be elected by the Shareholders’ Meeting immediately after election of the Board members.

SECTION 29 - The replacement of the members of the Board of Directors in the case of absence, impediment, or as a result of a vacancy, shall be conducted as follows:

I.    except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect up to two directors, the Board of Directors shall continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors shall appoint the substitute(s) that shall serve until the following Shareholders’ Meeting, at which time the replacement(s) shall be elected. In the event of vacancy with respect to more than two directors, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), provided that no more than two seats in the

Board of Directors may remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting shall be called to elect their substitutes. In both cases, substitutes shall serve for the remaining terms of office of the substituted directors;

II.    in the event of temporary absence or impediment of the Chairman of the Board, his or her duties shall be exercised by the Vice Chairman of the Board on a temporary basis;

III.    in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board shall serve as Chairman until the end of the current term of office, and the remaining members of the Board of Directors shall promptly appoint a new Vice Chairman of the Board, who shall hold such position until the following Shareholders’ Meeting, at which time a replacement shall be elected;

IV.    in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the impediment ceases;

V.    in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the following Shareholders’ Meeting, which shall elect the respective replacement; and

VI.    in the event of simultaneous vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board shall promptly call a Shareholders’ Meeting to fill the vacant positions.

MEMBERS OF THE BOARD OF DIRECTORS

SECTION 30 - The members of the Board of Directors shall be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not:

I - hold positions in companies that could be regarded as competitors of the Company; or

II - have or represent interests that conflict with those of the Company.

PARAGRAPH 1 - For purposes of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that fails to meet the requirements of this Section shall be deemed an abusive vote.

PARAGRAPH 2 - No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company.

PARAGRAPH 3 - With regard to the election of the members of the Board of Directors referred to in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder who wishes to nominate a slate, in the case of election by slate, or candidate, in the case of adoption of the multiple voting process, who is not a member of the Board of Directors or of the slate indicated by the Board of Directors, shall give written notice to the Company to that effect, no later than 10 days prior to the relevant Shareholders’ Meeting, informing the name, qualification and professional résumés of each such person together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company shall publish a notice to the shareholders informing the shareholders where they can obtain a list of all candidates proposed as provided in this Paragraph and a copy of their qualification and professional résumés.

ELECTION BY SLATE

SECTION 31 - Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 shall be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

PARAGRAPH 1 - In the case of an election as referred to in this Section 31, the Board of Directors shall nominate a slate; provided that the management of the Company shall, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, send to the stock exchange, post on the Company’s website and make available to the shareholders at the Company’s principal place of business, a document containing the names, the qualification and résumés of the candidates for the positions of Board members listed on the slate referred to in this Paragraph.

PARAGRAPH 2 - Any shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a)    the proposal shall be notified in writing to the Company no later than 10 days prior to the date of the Shareholders’ Meeting, provided that the same shareholder or group of shareholders may not submit more than one slate;

b)     the notice shall indicate the names for the slate and, for members who are not members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice shall indicate the respective qualification and professional résumés, and contain an executed instrument certifying acceptance to run in the election, as well as other information documents required by applicable law;

c)     no later than 8 days prior to the date of the Shareholders’ Meeting, the Company shall publish a notice, which shall be posted on the Company’s website, informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates.

PARAGRAPH 3 - The name of a same person may appear in two or more slates, including the slate referred to in Paragraph 1.

PARAGRAPH 4 - Each shareholder may only vote for one slate, and all votes shall be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting shall be elected.

ELECTION BY CUMULATIVE VOTING

SECTION 32 - In connection with the election of the members of the Board of Directors as provided in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock may request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

PARAGRAPH 1 - Promptly upon receiving such a request, the Company shall publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting.

PARAGRAPH 2 - After the Shareholders’ Meeting is called to order, the Presiding Officers shall determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules:

a)    firstly, the number of votes that each shareholder may cast according to the provision of item I of Section 14 shall be determined, ascribing, to each share that does not exceed 5% of the total of the shares of the Company’s capital stock, the number of votes corresponding to the number of members of the Board of Directors to be elected; and;

b)    if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor shall be applied to the votes of each Foreign Shareholder for compliance with the limit set forth in item II of Section 14.

PARAGRAPH 3 - The following persons may be candidates for positions on the Board of Directors:

a)    the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and

b)     a candidate that is nominated by any shareholder and is not a member of the proposed slate shall send his or her qualification and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.

PARAGRAPH 4 - Each shareholder shall have the right to give the votes ascribed to him or her pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members who receive the largest number of votes shall be elected.

PARAGRAPH 5 - Any offices not filled due to a tie vote shall be subject to a new vote, by the same method, adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled.

PARAGRAPH 6 - Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting shall entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the subsequent Shareholders’ Meeting shall hold a new election of the entire Board.

PARAGRAPH 7 - Paragraph 4 of Section 141 of Law No. 6,404/76 shall only be applicable if the Company has a controlling shareholder.

AUTHORITY

SECTION 33 - It is incumbent on the Board of Directors:

I.     to establish the general business guidelines of the Company;

II.     to elect and remove the executive officers of the Company and to establish their duties, subject to the provisions of these Bylaws;

III.     to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM;

IV.     to oversee the performance of the executive officers of the Company, examining at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into, and any other acts;

V.     to review the quarterly results of the operations of the Company;

VI.     to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting;

VII.     to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary;

VIII.     to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting;

IX.     to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation;

X.     to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for consideration, where required by Law No. 6,404/76;

XI.     to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.     to take action on:

a)	the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1;

b)	the issuance of warrants and, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting, the grant of stock options referred to therein;

c)	acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal;

XIII.     to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company recorded in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent;

XIV.     to take action on the issuance of non-convertible ordinary unsecured debentures by the Company, in compliance with the regulations in force;

XV.     to authorize the issuance by the Company of credit instruments for the raising of funds, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments;

XVI.     to approve (i) the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature; (ii) the direct holding by the Company of an ownership interest in other companies, the sale of such ownership interest (except for companies of the same group of the Company, which resolution is incumbent on the Board of Executive Officers), as well as new capital contributions to such companies;

XVII.     to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, security, accommodation, suretyship, expense, advance or credit offer in benefit of third parties, without prejudice to the provisions of item XI of Section 41 below;

XVIII.     to create and extinguish operating units of the Company;

XIX.     to approve the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

XX.     to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party;

XXI.     to select and remove the Company’s independent auditors;

XXII.     to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part:(i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control or affiliated with any one of the parties referred to in clauses “i” and “ii”;

XXIII.     to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders, including with respect to the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant;

XXIV.     with due regard for the provisions of these Bylaws and legislation in force, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its Advisory Committees;

XXV.     to regulate the activities of the Company and to take responsibility for all matters subject to the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers;

XXVI.     to elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors;

XXVII.     to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent.

PARAGRAPH 1 – The removal of an Executive Officer shall require an affirmative vote of at least seven Directors.

PARAGRAPH 2 - Subject to any limitations imposed by the Shareholders’ Meeting, the Board of Directors shall determine the compensation of each of its members, each member of the Committees (articles 34 to 37) and each Executive Officer of the Company, taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

PARAGRAPH 3 - It shall be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 34 - The Board of Directors shall appoint a permanent Strategy and Innovation Committee, a People and ESG Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.

PARAGRAPH 1 - The Strategy and Innovation Committee and the People and ESG Committee shall be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

PARAGRAPH 2 - The members of the Board of Directors appointed as members of these bodies and the Audit, Risk and Ethics Committee may accumulate the compensation applicable for each position so held.

SECTION 35 - The Audit, Risk and Ethics Committee, an advisory body linked to the Board of Directors, shall perform the functions of an “Audit Committee” for purposes of U.S. legislation, particularly the Sarbanes-Oxley Act.

PARAGRAPH 1 - The Audit, Risk and Ethics Committee shall be composed of at least three (3) and no more than five (5) members, of whom: the majority shall be independent members of the board of directors, at least one (1) shall be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, and one (1) shall have recognized experience in corporate accounting issues.

PARAGRAPH 2 - A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters.

PARAGRAPH 3 - The Audit, Risk and Ethics Committee shall be coordinated by one of the independent members of the Board of Directors who shall be part of such Committee. The activities of the committee coordinator shall be defined in its internal regulations, approved by the Board of Directors.

SECTION 36 - It is incumbent on the Audit, Risk and Ethics Committee, in addition to the duties assigned by applicable legislation and its internal regulations:

a)    to make a recommendation to the Board of Directors regarding the selection or replacement of the independent auditors and their compensation;

b)    to oversee the work of the independent auditors, and to issue an opinion on the engagement of the independent auditors to render other services to the Company;

c)    to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing;

d)    to mediate any conflicts and disputes between the management of the Company and the independent auditors;

e)    to review quarterly information, interim financial information and financial statements;

f)    to monitor the internal audit activities and the activities of the internal controls area of the Company;

g)    to review and monitor the Company’s risk exposure;

h)    to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and

i)    to have the means to receive and process information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information.

PARAGRAPH 1 - The Company shall publish, in an annual basis, a summary report prepared by the Audit, Risk and Ethic Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors;

PARAGRAPH 2 - The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control, cannot be members of the Audit, Risk and Ethics Committee.

SECTION 37 - The Board of Directors may create advisory committees to assist the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors shall appoint the members of the advisory committees and shall determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

PARAGRAPH 1 - Each of the Advisory Committees of the Board of Directors will be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 hereof.

PARAGRAPH 2 - The members of the Board of Directors appointed to compose the aforementioned bodies may accumulate the compensation applicable for each position so held.

PARAGRAPH 3 - External Members of any of the aforementioned Committees shall meet the following requirements:

a)     shall not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies;

b)     shall have unblemished reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian Capital Market;

c)     shall not be a spouse or relative up to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and

d)     shall not hold positions in companies that may be deemed as competitors of the Company or its controlled companies, and shall not have, nor represent, interests that are conflicting with those of the Company or its controlled companies.

PARAGRAPH 4 - The External Members of all the Committees have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and shall take office upon execution of the applicable instrument of investiture, which shall acknowledge the requirements for holding each position.

PART II

BOARD OF EXECUTIVE OFFICERS

COMPOSITION

SECTION 38 - The Board of Executive Officers shall be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers shall serve for a term of office of two years, reelection being permitted. The titles and duties of each executive officer shall be assigned by the Board of Directors, which shall designate one officer to serve as the Investor Relations Officer.

PARAGRAPH 1 - During his or her impediment or absence, the Chief Executive Officer shall appoint a substitute among the remaining Executive Officers, who shall then serve in both positions.

PARAGRAPH 2 - In the event of a vacancy in the position of Chief Executive Officer, such position shall be filled on an interim basis by one of the remaining Executive Officers, as designated by the Chairman of the Board of Directors. Such executive officer shall so serve until the following meeting of the Board of Directors, which shall then appoint a new Chief Executive Officer.

PARAGRAPH 3 - During their temporary absences or impediments, the remaining Executive Officers shall be replaced by another Executive Officer to be chosen by the Chief Executive Officer.

PARAGRAPH 4 – In the event of a vacancy in a position of Executive Officer, one of the remaining Executive Officers, as designated by the Chief Executive Officer, shall assume such position in an interim basis, and shall so serve until the following meeting of the Board of Directors.

PARAGRAPH 5 - An Executive Officer who substitutes the Chief Executive Officer or any of the remaining Executive Officers in accordance with this Section shall not be entitled to any additional compensation.

DUTIES OF THE EXECUTIVE OFFICERS

SECTION 39 - It will be incumbent on the Executive Officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts, within the scope of their authority, which are necessary for the regular conduct of the Company’s business.

PARAGRAPH 1 - It is incumbent on the Chief Executive Officer:

a)    to call and preside over the meetings of the Board of Executive Officers;

b)    to propose to the Board of Directors the composition of the Board of Executive Officers;

c)     to propose to the Board of Directors the duties to be assigned to the other Executive Officers;

d)     to guide and coordinate the performance of the other Executive Officers;

e)     to oversee the general planning activities of the Company and its controlled companies;

f)     to keep the directors abreast of the affairs of the Company and the development of its business; and

g)     to carry out such other duties as may be assigned to him by the Board of Directors.

PARAGRAPH 2 - It is incumbent on the remaining Executive Officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer.

AUTHORITY AND DUTIES OF THE BOARD OF EXECUTIVE OFFICERS

SECTION 40 - The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors.

SECTION 41 – In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers:

I.    to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting;

II.    to prepare and submit to the Board of Directors, on an annual basis, the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing;

III.    to propose to the Board of Directors the basic guidelines for the business of the Company;

IV.    to submit on an annual basis, to the Board of Directors, for review, the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year;

V.    to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units;

VI.    to prepare on an annual basis the Action and Target Plan for each Board of Executive Officers, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings;

VII.    to submit to the Board of Directors and the Fiscal Council a detailed quarterly economic and financial balance sheet of the Company;

VIII.    to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad;

IX.    to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws, as well as to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company;

X.    to prepare and submit to the Board of Directors the compensation policies of the Company and its controlled companies;

XI.    to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and

XII.    to submit to the Board of Directors, for review, all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof.

REPRESENTATION OF THE COMPANY

SECTION 42 - The Company shall be validly bound whenever represented by two Executive Officers, by the signature of one Executive Officer and one attorney-in-fact, or by two attorneys-in-fact acting within the scope of their respective powers.

PARAGRAPH 1 - The acts for which these Bylaws require prior authorization of the Board of Directors shall only be valid once such requirement is satisfied.

PARAGRAPH 2 - The Company may be represented by a single Executive Officer, who may grant powers of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts:

I.    receipt of discharge of the amounts due to the Company;

II.    issuance, trading, endorsement and discount of trade bills related to the Company’s sales;

III.    representation of the Company in stockholders’ meetings of companies in which the Company holds an equity interest;

IV.    granting of powers of attorney for representation of the Company in judicial or administrative proceedings;

V.    representation of the Company in judicial and/or administrative proceedings, except for performance of acts involving waiver of rights; and

VI.    performance of administrative acts, including before public offices, government-controlled companies, boards of trade, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities.

PARAGRAPH 3 - The Board of Directors may authorize the performance of specific acts whereby the Company will be bound by the signature of a single Executive Officer or a single duly appointed attorney-in-fact; and may in addition define authorities and limits for performance of acts by a single representative.

PARAGRAPH 4 - The following rules shall apply to the appointment of attorneys-in-fact:

I.    all powers of attorney shall be granted by the Chief Executive Officer or his or her substitute, acting together with another Executive Officer, and shall have a defined scope and term, except for powers for representation in judicial or administrative proceedings, in which case the term may be indefinite; and

II.    a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization, which shall be mentioned in the power of attorney.

PART III

FISCAL COUNCIL

SECTION 43 - The Fiscal Council of the Company shall operate on a permanent basis and shall be composed of at least three (3) and no more than five (5) members and an equal number of alternate members, who may be shareholders or non-shareholders, shall reside in Brazil, shall be elected by the Shareholders’ Meeting, and shall have such duties as are provided for by law.

PARAGRAPH 1 - The rules in Section 31 hereof for election of the members of the Board of Directors of the Company shall apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section.

PARAGRAPH 2 - The Shareholders’ Meeting shall appoint the Chairman and the Vice Chairman of the Fiscal Council from among its elected members.

PARAGRAPH 3 - If, in accordance with the terms of Section 56 hereof, the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, shall have the right to elect, in a separate vote, one committee member and his alternate.

PARAGRAPH 4 - The compensation of the members of the Fiscal Council shall be determined by the Shareholders’ Meeting that elects such members, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation.

SECTION 44 - The Fiscal Council shall hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by the Chairman, on his own initiative or at the request of any its members.

PARAGRAPH 1 - Extraordinary meetings shall be called by written notice containing the agenda for the meeting, as well as an indication of the meeting’s place, date and time.

PARAGRAPH 2 - A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council shall pass its resolutions by a majority vote of the members in attendance.

SECTION 45 - The legal provisions and these Bylaws regarding the Fiscal Council shall be regulated in its internal regulations, which shall be approved by the Fiscal Council.

PARAGRAPH 1 - It shall be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members.

PARAGRAPH 2 - The members of the Fiscal Council shall exercise their functions in the interest of the Company, regardless of whether they have been elected by a group or a class of shareholders.

PARAGRAPH 3 - In light of the illegality of the act in question and based on a well- grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact.

PART IV

MEETINGS OF THE MANAGEMENT BODIES

INTERVAL OF MEETINGS

SECTION 46 - The Board of Directors of the Company shall meet, on a regular basis, eight times a year, according to a schedule to be announced during the first month of each fiscal year by the Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.

CALL

SECTION 47 - The directors and executive officers of the Company shall be called to attend the meetings of the relevant bodies by personal written notice given at least three business days in advance by letter, e-mail or any other means that permits acknowledgement of receipt by the recipient.

PARAGRAPH 1 – Such notice shall be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation.

PARAGRAPH 2 – The meetings of the management bodies may be called to order, irrespective of notice, whenever all members are in attendance.

PARAGRAPH 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting shall only be called to order with the attendance of at least two-thirds (2/3) of its members.

QUORUM AND VOTING REQUIREMENT

SECTION 48 - The meetings of the management bodies may only be called to order and resolve matters if a majority of the relevant members are in attendance; Directors or Officers shall be deemed to be present at a meeting if they participate via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such Directors or Officers. In this case, Directors and Officers shall be deemed to be in attendance for purposes of quorum and voting, and their vote shall be deemed valid for all legal purposes and shall be included in the minutes of the meeting.

SECTION 49 - Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies shall be passed by a majority vote of the members in attendance.

ARTICLE VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF INCOME

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 50 - The fiscal year of the Company shall begin on January 1 and shall end on December 31 of each year.

PARAGRAPH 1 - At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, in accordance with the applicable provisions of law:

I.	balance sheet;

II.	statement of changes in shareholders’ equity;

III.	income statement;

IV.	statement of changes in financial position; and

V.	statement of cash flows.

PARAGRAPH 2 - Together with the financial statements for the fiscal year, the Board of Directors shall submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable law.

MANDATORY DIVIDEND

SECTION 51 - The shareholders shall be entitled to receive each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I - the net income for the fiscal year will be reduced or increased by the following amounts:

a)     the amounts allocated to the legal reserve; and

b)     the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year;

II - payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III - profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

PARAGRAPH 1 - The dividend provided for in this Section shall not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company; The Fiscal Council shall issue an opinion on such information and the managers of the Company shall submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

PARAGRAPH 2 - Any income that fails to be distributed pursuant to Paragraph 1 shall be recorded in a special reserve and, to the extent not offset by losses in subsequent years, shall be paid as a dividend as soon as the financial condition of the Company so permits.

PARAGRAPH 3 - In accordance with prevailing income tax regulations, during each fiscal year, the Board of Directors may pay or credit interest on shareholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

PARAGRAPH 4 - Interest on shareholders’ equity shall be applied against any dividends declared by the Company.

INVESTMENT AND WORKING CAPITAL RESERVE

SECTION 52 - The Company shall maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders.

PARAGRAPH 1 - Subject to the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

PARAGRAPH 2 - According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, in whole or in part, to an increase of the capital stock, including by way of a stock dividend.

INTERIM DIVIDENDS

SECTION 53 - The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends in shorter periods, provided that all dividends paid during the semi- annual period of each fiscal year do not exceed the capital reserves of the Company.

SOLE PARAGRAPH - The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet.

PROFIT SHARING

SECTION 54 - The Shareholders’ Meeting may grant profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations.

PARAGRAPH 1 - Profit sharing may only be granted with respect to a fiscal year in which the mandatory dividend referred to in Section 51 hereof is paid to the shareholders.

PARAGRAPH 2 - Whenever the Company pays an interim dividend based on earnings recorded in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 53 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

ARTICLE VII

PROTECTION MECHANISM

MONITORING OF EQUITY INTERESTS

SECTION 55 In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, shall monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof.

PARAGRAPH 1 - If at any time, the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer shall immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to B3; and (vi) to CVM.

PARAGRAPH 2 – The Investor Relations Officer may require the shareholders or Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure.

TENDER OFFER IN THE EVENT OF PURCHASE

OF SUBSTANTIAL INTEREST OR SALE OF CONTROLLING INTEREST

SECTION 56 - Any shareholder or Shareholder Group that purchases or becomes the holder for any reason of: (i) 35% or more of the total outstanding shares of the Company; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock (an “Acquiring Shareholder”) shall, within 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government, as the holder of the Golden Share, through the Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the B3 and the provisions of this Section.

PARAGRAPH 1 - The Brazilian Federal Government, as the holder of the Golden Share, may accept or refuse such request for a tender offer, at its sole discretion. If the request is accepted, the Acquiring Shareholder shall carry out the tender offer within 60 days from the approval, in the manner described in this Section. If the request is denied, the Acquiring Shareholder, within 30 days after being informed of the denial, shall sell all the shares that exceed the aforementioned limit.

PARAGRAPH 2 - The Acquiring Shareholder shall provide the Chief Executive Officer of the Company with a copy of all the documents related to the request for a tender offer delivered to or sent by the Brazilian Federal Government.

PARAGRAPH 3 - During the period from the request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company.

PARAGRAPH 4 - The price at which each share of the Company may be purchased in the tender offer cannot be less than the result obtained by applying the following formula:

TO Price = Value of Share + Premium

where:

“TO PRICE” corresponds to the purchase price for each outstanding share of the Company in the tender offer provided for in this Section.

“VALUE OF SHARE” corresponds to the highest value among: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares.

“PREMIUM” corresponds to 50% of the Value of Share.

“CONSOLIDATED EBITDA OF THE COMPANY” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company already audited and published.

“AVERAGE CONSOLIDATED EBITDA OF THE COMPANY” is the arithmetic average of the Consolidated EBITDAs of the Company for the two most recent full fiscal years.

PARAGRAPH 5 - For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share shall be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

PARAGRAPH 6 - A tender offer as mentioned in the leading paragraph of this Section shall not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations.

PARAGRAPH 7 - The Acquiring Shareholder shall comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations.

PARAGRAPH 8 - The tender offer shall necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002, and in the Novo Mercado Regulations, where applicable:

I.    be addressed to all shareholders of the Company, without any distinction;

II.    be carried out through an auction to be conducted on B3;

III.    be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements necessary to support a careful and independent decision as to acceptance of the tender offer;

IV.    be irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

V.    be launched at a set price calculated according to the provisions of this Section, be paid upfront, in Brazilian currency, as consideration for the purchase of shares of the Company in the tender offer; and

VI.    be supported by an appraisal report of the Company prepared by a firm of recognized international standing, independence, and expertise in economic and financial appraisal of public companies, prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

PARAGRAPH 9 - In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by CVM, then the Board of Directors of the Company shall call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question shall be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof.

PARAGRAPH 10 - For purposes of determining the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares shall be disregarded.

ARTICLE VIII

REGISTRATION AS A PUBLICLY-HELD COMPANY AND NOVO MERCADO

SECTION 57 - The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by CVM on tender offers for delisting as a publicly-held company and with the following requirements:

I.    the offered price shall be fair, and, therefore, the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and

II.     shareholders holding more than one-third (1/3) of the outstanding shares shall accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without carrying out the sale of shares.

PARAGRAPH 1 – For the purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by CVM applicable to tender offers of publicly-held companies for delisting.

PARAGRAPH 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by CVM applicable to tender offers; and (ii) the offeror shall purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which shall occur within fifteen (15) days from the date of exercise of this option by shareholders.

SECTION 58 - The tender offer for the delisting of the Company or category conversion at CVM’s registry shall be carried out at a fair price, in accordance with the applicable legal and regulatory rules.

SECTION 59 - Subject to the provisions of these Bylaws and without prejudice to the provisions of Section 56 above, the direct or indirect sale of control of the Company, in a single transaction or a series of successive transactions, shall be agreed upon under the condition that the purchaser undertakes to carry out a tender offer for the shares issued by the Company and held by the other shareholders, subject to the terms of and within the time limits set forth in the regulations in force and the Novo Mercado Rules, so that the holders of such shares receive the same treatment as that accorded to the seller.

SECTION 60 - A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that the procedures of the various types of tender offer can be harmonized and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law.

SECTION 61 - The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out a tender offer its completion in compliance with the applicable rules.

ARTICLE IX

ARBITRATION

SECTION 62 - The Company, its shareholders, directors, executive officers and members of the fiscal council, including effective and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), pursuant to its regulation, any disputes among them arising from or in relation to the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, other B3 regulations and the Novo Mercado Participation Agreement.

PARAGRAPH 1 – The provisions of this Section shall not apply in the event of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof, under the law or these Bylaws, which shall be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District).

PARAGRAPH 2 – The investiture of directors, executive officers and members of the fiscal council, including effective and alternate members, is contingent on the execution of the investiture instrument, which shall set forth that they are subject to the arbitration clause set forth in this Section 62.

ARTICLE X

Section 63 - The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees of the Company or its controlled companies (“Beneficiaries”), by which the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts carried out in the regular exercise of the Beneficiaries’ duties, as of the date of their investiture or beginning of the employment relationship with the Company, as applicable.

PARAGRAPH 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company shall not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases:

I.     acts performed outside the regular exercise of the Beneficiaries’ duties;

II.     acts performed by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud;

III.     acts performed by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or

IV.     indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76.

PARAGRAPH 2 – The indemnity agreements or policies shall be adequately disclosed and provide for, without limitation:

I.     the applicable terms and conditions;

II.     mechanisms to identify and handle conflicts of interest; and

III.     the procedure to be adopted in the decision-making process about the execution of indemnity agreements by the Company and the payment of amounts by the Company.

PARAGRAPH 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements or policies shall be returned by the Beneficiaries.

ARTICLE XI –TRANSITIONAL PROVISIONS

Section 64. Only for the 2021/2023 biennium, the Company’s Board of Directors shall have 10 members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section). The 2 additional effective members shall be elected, by the shareholders, at a Shareholder’s Meeting, exceptionally on an individual basis and not through the slate system.

Section 65. Section 64 hereof shall lose its effectiveness as soon as the term of office of the Board of Directors for the biennium 2021/2023 ends.

Annex II – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS

(Pursuant to Section 11, item II, of CVM Instruction No. 481/09)

COMPARATIVE TABLE OF THE BYLAWS

PROPOSED AMENDMENTS TO THE BYLAWS OF EMBRAER

Report detailing the origin and justification for the proposed changes and analyzing their legal and economic effects:

Current Bylaws	Proposed Amendments to the Bylaws	Justification/Comments
N/A	Section 64. Only for the 2021/2023 biennium, the Company’s Board of Directors shall have 10 members elected in accordance with paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in paragraphs 1 and 2 of such Section). The 2 additional effective members shall be elected, by the shareholders, at a Shareholder’s Meeting, exceptionally on an individual basis and not through the slate system.

In mid-2021, in line with the approval of Embraer’s new strategy for the 2021-2025 period, which prioritizes growth through global partnerships, innovation projects and business diversification, the Company announced, in official statements and press releases, its decision to add skills to the Strategy Committee, reinforcing its global vision and expertise in the commercial aviation business.

The aerospace sector continues to undergo a transformation in the face of the challenges of the pandemic, the arrival of new entrants and the development of innovative and sustainable technologies. Moreover, there is the increased competition in the commercial aviation sector and the trend of greater market receptivity for smaller aircraft.

New innovative and disruptive projects under development, such as the electric vertical take-off and landing vehicle (eVTOL), the new digital aircraft maintenance platform (Beacon) and the new generation turboprop aircraft, call for new skills from our Board. Embraer also foresees other opportunities for product diversification with internationalization, sustainability and innovation.

The eVTOL project, for example, contemplates a business combination that will result in a new publicly-held company in the United States, the main market of which will be in that country. The great market interest in the new generation turboprop aircraft leads us to intensify our efforts to develop this product. New challenges and great opportunities for Embraer.

In this scenario, Embraer’s Board decided to accelerate and intensify its preparation to face the challenges in a structured and effective manner, through the immediate inclusion of new members in its Board of Directors.

It is in this spirit that the Board proposes the temporary increase of Embraer’s Board of Directors (only until the 2023 AGO), as well as the immediate election of 2 new foreign effective members with recognized global experience in the aviation sector.

Such rule does not have an economic effect on the Company.

N/A	Section 65. Section 64 hereof shall lose its effectiveness as soon as the term of office of the Board of Directors for the biennium 2021/2023 ends.

The Board understands that the need to increase the number of directors is transitory and is due to the peculiar moment of the Company and its projects.

Such rule does not have an economic effect on the Company.

ANNEX III – INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

12.5 - Composition and professional experience of members of management and the Fiscal Council

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role
Alexandre Gonçalves Silva	Mar. 6, 1945	Member only of the Board of Directors	Apr. 26, 2021	2 years	6

022.153.817-87	Engineer	24 – Independent Chairman of the Board of Directors	Apr. 26, 2021	No	100%

No

Raul Calfat	Dec. 4,1952	Member only of the Board of Directors	Apr. 26, 2021	2 years	3

635.261.408-63	Business Administrator	25 – Vice-Chairman of the Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Coordinator of the Strategy Committee and member of the Audit, Risk and Ethics Committee

Alexandre Magalhães Filho	Jan. 14,1953	Member only of the Board of Directors	Apr. 26, 2021	2 years	4

435.782.848-15	Accountant	22 - Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Finance Process Manager

Claudia Sender Ramirez	Oct. 30, 1974	Member only of the Board of Directors	Apr. 26, 2021	2 years	1

282.612.068-90	Engineer	27 – Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Member of the Audit, Risk and Ethics Committee and Member of the People and ESG Committee

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role
Dan Ioschpe	Feb. 25, 1965	Member only of the Board of Directors	Apr. 26, 2021	2 years	2

439.240.690-34	Administrator	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Member of the Strategy and Innovation Committee

Dejair Losnak Filho	May 18, 1963	Member only of the Board of Directors	Apr. 26, 2021	2 years	1

047.339.098-10	Lawyer	22 - Board of Directors (Effective member)	Apr. 26, 2021	No	100%
Production Scheduler

Emerson José dos Santos Leite	Sep. 12, 1973	Member only of the Board of Directors	Apr. 26, 2021	2 years	1

159.528.188-62	Mechanical Engineer	23 - Board of Directors (Alternate member)	Apr. 26, 2021	No	0%
Customer Support Supervisor

João Cox Neto	May 2, 1963	Member only of the Board of Directors	Apr. 26, 2021	2 years	6

239.577.781-15	Economist	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Coordinator of the Audit, Risk and Ethics Committee and Member of the People and ESG Committee

Marcelo Kanitz Damasceno	Aug. 22, 1959	Member only of the Board of Directors	Apr. 26, 2021	2 years	1

263.994.400.25	Air Lieutenant-Brigadier	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%
No

Heraldo Luiz Rodrigues	Apr. 18, 1962	Member only of the Board of Directors	Apr. 26, 2021	2 years	1

033.708.348-71	Air Lieutenant-Brigadier	23 - Board of Directors (Alternate member)	Apr. 26, 2021	No	0%
No

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Maria Letícia de Freitas Costa	Mar. 27, 1960	Member only of the Board of Directors	Apr. 26, 2021	2 years	3

050.932.788-58	Engineer	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Coordinator of the People and ESG Committee and Member of the Strategy and Innovation Committee

Pedro Wongtschowski	Apr. 24, 1946	Member only of the Board of Directors	Apr. 26, 2021	2 years	4

385.585.058-53	Chemical Engineer	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%

Member of the Strategy and Innovation Committee

Sergio Guillinet Fajerman	Mar. 26, 1972	Member only of the Board of Directors	Apr. 26, 2021	2 years	2

018518957-10	Administrator	27 - Independent Board of Directors (Effective member)	Apr. 26, 2021	No	100%
Member of the People and ESG Committee

Maria Antonieta Rosina Tedesco de Oliveira	Oct. 16, 1964	Member only of the Board of Directors	Apr. 26, 2021	2 years	4

100.581.568-28	Business Administrator	23 - Board of Directors (Alternate member)	Apr. 26, 2021	No	0%

Career Y in the Fiscal-Tax area

Francisco Gomes Neto	May 14, 1958	Member only of the Board of Executive Officers	Apr. 26, 2021	2 years	2

992.526.008-68	Engineer and administrator	CEO	Apr. 26, 2021	No	0%
Secretary of the Strategy and Innovation Committee

Antonio Carlos Garcia	May 27, 1965	Member only of the Board of Executive Officers	Apr. 26, 2021	2 years	2
064.689.558-31	Business administrator		Apr. 26, 2021	No	0%

Secretary of the Audit, Risk and Ethics Committee		Executive Vice-President, Finance and Investor Relations

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Fabiana Klajner Leschziner	Oct. 16, 1971	Member only of the Board of Executive Officers	Apr. 26, 2021	2 years	4

151.632.098-09	Lawyer	Executive Vice-President, General Counsel and Chief Compliance Officer	Apr. 26, 2021	No	0%
Secretary of the Board of Directors

Jackson Medeiros de Farias Schneider	Jun. 23, 1964	Member only of the Board of Executive Officers	Apr. 26, 2021	2 years	5

401.085.030-20	Lawyer	Executive Vice-President, Defense and Security	Apr. 26, 2021	No	0%
No.

Alberto Costa de Souza	Apr. 4, 1985	Member only of the Board of Executive Officers	Aug. 1, 2020	No	N/A

325.962.848-71	Accountant	19 – Other Officers	N/A	N/A	N/A

Alberto Costa de Souza is not a statutory officer and, therefore, the election date refers to the date of investiture in the position of Internal Audit Manager.

Todd M. Freeman		Member only of the Board of Directors		2 years	1

000.000.000-00	Administrator	27 - Independent Board of Directors (Effective member)		No	N/A
No.

Kevin G. McAllister		Member only of the Board of Directors		2 years	1

000.000.000-00	Engineer	27 - Independent Board of Directors (Effective member)		No	N/A

No.

Professional experience / Statement of possible adverse judgments / Independence Criteria Alexandre Gonçalves Silva - 022.153.817-87

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since 2011 and Chairman of the Board of Directors, since 2012. Company’s Main Business Activity: Aeronautics.

(ii) Vale S.A.: Independent Member of the Nomination Committee, position he will leave in April 2021. Main Business Activity: Mining.

(iii) Companhia Nitroquimica do Brasil: Member of the Board of Directors, since 2012. Company’s Main Business Activity: Chemistry.

(iv) Grupo Ultra: Member of the Board of Directors, from 2015 to April 2021. Company’s Main Business Activity: Energy.

(v) Iochpe-Maxion.: Member of the Board of Directors, since 2019. Company’s Main Business Activity: Auto parts.

(vi) Fibria: Member of the Board of Directors, from 2010 to January 2019. Company’s Main Business Activity: Pulp.

(vii) Votorantim Cimentos: Member of the Board of Directors, from 2016 to 2020. Company’s Main Business Activity: Civil Construction.

(viii) Tecsis: Member of the Board of Directors, from 2014 to 2016. Company’s Main Business Activity: Industry-Energy.

(ix) Alupar: Member of the Board of Directors, from 2007 to 2014. Company’s Main Business Activity: Energy.

Management positions held in other companies or third sector organizations: Mr. Alexandre Gonçalves Silva also holds management positions in other companies or third sector organizations, at the American Chamber of Commerce - AMCHAM (Câmara de Comércio Americana), as a Member of the Board of Directors since 2003.

Education: Mechanical Engineering degree from Pontifícia Universidade Católica do Rio de Janeiro - PUC

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Mr. Alexandre Gonçalves Silva declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Alexandre Gonçalves Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Raul Calfat - 635.261.408-63

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since 2017 and Vice-Chairman of the Board of Directors, since 2020. Company’s Main Business Activity: Aeronautics.

(ii) Votorantim S.A.: Chief Executive Officer, until 2013 and Chairman of the Board of Directors, from 2014 to April 2019. Company’s Main Business Activity: Industrial Conglomerate.

(iii) Fibria: Member of the Board of Directors, from 2009 to 2018. Main Business Activity: Pulp Production.

(iv) Duratex S.A.: Independent member of the Board of Directors, since 2015. Company’s Main Business Activity: Wood Panels and Bathroom Products.

(v) RGE Pte Ltd, located in Singapore: Senior Advisor, and in its subsidiary Bracell SP Cellulose Ltda: Advisor. Company’s Main Business Activity: Pulp Production.

(vi) Macquarie Serviços Agricolas Participações Ltda: Senior Advisor. Company’s Main Business Activity: Infrastructure Investment.

(viii) China Three Gorges Brasil: Independent member of the Board of Directors, since 2021. Company’s Main Business Activity: Energy.

Management positions held in other companies or third sector organizations: Mr. Raul Calfat does not hold management positions in other companies or third sector organizations.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Education: Bachelor’s degree in Business Management from Fundação Getúlio Vargas obtained in 1974.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Raul Calfat declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Raul Calfat declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Alexandre Magalhães Filho - 435.782.848-15

The main professional experiences of Mr. Alexandre Magalhães Filho in the last five years are: (i) Embraer S.A.: Member of the Board of Directors, since 2015, since 2015, Tax, Cost and Accounting Procedures Manager. Company’s main business activity: Aeronautics. (ii) COOPEREMB - Member of the Board of Directors, from 2015 to 2018. Company’s main business activity: Credit Cooperative. (iii) EMBRAERPREV - Member of the Deliberation Council, from 2018 to 2021 and Member of the Fiscal Council, from 2015 to 2018. Company’s main business activity: Private Pension. (iv) Embraer’s Employees Investment Club (Clube de Investimentos dos Empregados da Embraer - CIEMB) - Chairman of the Deliberation Council, since 2015. Company’s main business activity: Investment Club.

Mr. Alexandre Magalhães Filho also holds management positions in other companies or third sector organizations, namely: Member of the Fiscal Council of Instituto Embraer de Educação e Pesquisas, since its establishment.

Education: Degree in Accounting from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, obtained in 1975; specialization in Budget Performance from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira in 1975.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Magalhães Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Claudia Sender Ramirez - 282.612.068-90

Main professional experiences in the last five years:

(i) Latam Airlines: Senior Vice-President for Clients at Latam Airlines, from 2017 to 2018, CEO and President of Latam Airlines Brazil, from 2013 to 2017 and Vice-President of Brazil Domestic Business Unit at Latam Airlines Brazil, from 2011 to 2013. Company’s Main Business Activity: Airline.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

(ii) LafargeHolcim: Member of the Board of Directors, since 2019. Main Business Activity: Construction Materials and Solutions.

(iii) Telefonica: Member of the Board of Directors, since 2019. Main Business Activity: Telephony.

(iv) Gerdau S.A.: Member of the Board of Directors, since 2019. Main Business Activity: Metallurgy.

Management positions held in other companies or third sector organizations: Mrs. Claudia Sender Ramirez also holds management positions in other companies or third sector organizations, namely: member of the Board of Directors of Hospital Israelita Albert Einstein, since 2019; member of the Board of Directors of Amigos do Bem, since 2015; member of the Board of Directors of Gastromotiva, since 2020 and member of the Board of Directors of Instituto Tecnologia e Sociedade, since 2020.

Education: Bachelor’s degree of Chemical Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1998, and MBA degree from Harvard Business School, obtained in 2002.

Mrs. Claudia Sender Ramirez declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Claudia Sender Ramirez declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Dan Ioschpe - 439.240.690-34

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since May 2020. Company’s Main Business Activity: Aeronautics.

(ii) Iochpe-Maxion.: Chief Executive Officer, from 1998 to 2014 and Chairman of the Board of Directors, since 2014. Company’s Main Business Activity: Auto parts.

(iii) Cosan S.A.: Member of the Board of Directors, since 2014. Main Business Activity: Fuels and Energy.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

(iv) Profarma S.A.: Independent member of the Board of Directors, from 2006 to 2020. Company’s Main Business Activity: Distribution and retail of pharmaceuticals.

(v) WEG S.A.: Independent member of the Board of Directors, since 2012. Company’s Main Business Activity: Electrical equipment.

(vi) Marcopolo S.A.: Independent member of the Board of Directors, since 2018. Company’s Main Business Activity: Bus manufacturer.

(vii) BRF S.A.: Independent member of the Board of Directors, since 2018. Company’s Main Business Activity: Food.

Management positions held in other companies or third sector organizations: Mr. Dan Ioschpe also holds management positions in other companies or third sector organizations, namely: Chairman of the Board of Directors of Sindipeças, since 2016; President of FET / CNI (Fórum das Empresas Transnacionais da CNI), from 2017 to 2019 and Chairman of the Board of IEDI, since 2019. He is also a member of the Boards of SESI/SP and ABDI, since 2020.

Education: Bachelor’s degree in Journalism from Universidade Federal do RS (UFRGS), obtained in 1986, specialized in Marketing at Escola Superior de Propaganda e Marketing – ESPM/SP, in 1988 and MBA from Amos Tuck School, Dartmouth College, USA, in 1991.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Dan Ioschpe declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Dan Ioschpe declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Dejair Losnak Filho - 047.339.098-10

Main professional experiences in the last five years:

(i) Embraer S.A.: Production Scheduler, since 2003 and Member of the Board of Directors, from 2017 to 2018. Company’s main activity: Aeronautics.

(ii) Embraer’s Pioneers and Veterans Association (Associação dos Pioneiros e Veteranos da Embraer – APVE): Member of the Deliberation Council, from 2017 to 2020. Company’s main activity: Association.

(ii) COOPEREMB: Member of the Fiscal Council, since 2018. Company’s main activity: Credit Cooperative.

Management positions held in other companies or third sector organizations: Mr. Dejair Losnak Filho does not hold management positions in other companies or third sector organizations.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Education: Bachelor of Laws degree from Universidade do Vale do Paraíba, in São José dos Campos, obtained in 2011; Post-graduate degree in Social Security and Labor Law, UNISAL, São José dos Campos, earned in 2013; and Post-graduate degree in Social Security Law, Faculdade Legale, São Paulo, obtained in 2016, Training for Members of the Board of Directors by IBGC, in 2017 and Certification of Member of the Fiscal Council by FGV, in 2019.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Dejair Losnak Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Emerson José dos Santos Leite - 159.528.188-62

Main professional experiences in the last five years:

(i) Embraer S.A.: Customer Support Supervisor, since 2011; Account Manager, from 2008 to 2011 and Quality Supervisor, from 2000 to 2008. Company’s main activity: Aeronautics.

(ii) COOPEREMB: Chief Commercial Officer, since 2018 and Member of the Fiscal Council, from 2015 to 2018. Company’s main activity: Credit Cooperative.

Management positions held in other companies or third sector organizations: Mr. Emerson José dos Santos Leite does not hold management positions in other companies or third sector organizations.

Education: Mechanical Engineer degree from UNESP, obtained in 1998; MBA degree in Business Management from FGV, earned in 2002 and Training for Members of the Board of Directors by IBGC, in 2019.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Emerson José dos Santos Leite declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

João Cox Neto - 239.577.781-15

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since 2011. Company’s Main Business Activity: Aeronautics.

(ii) Estácio Participações S.A.: Member of the Board of Directors, from 2010 to 2018 and Chairman of the Board of Directors, from 2016 to 2018. Company’s Main Business Activity: Education.

(iii) Linx S.A.: Member of the Board of Directors, since 2015. Company’s Main Business Activity: Software.

(iv) OTP: Member of the Board of Directors, from 2015 to 2018. Company’s Main Business Activity: Road, airport and port concessions.

(v) Cox Investments & Advisory: Partner, since 2005. Company’s Main Business Activity: Investments and consulting.

(vi) Braskem S.A.: Member of the Board of Directors, since 2016. Company’s Main Business Activity: Manufacturing of petrochemical products.

(vii) Petrobras S.A.: Member of the Board of Directors, from 2019 to April 2021. Company’s Main Business Activity: Exploration and distribution of oil and oil byproducts.

(viii) Vivara S.A.: Chairman of the Board of Directors, since 2019. Company’s Main Business Activity: Industrialization and commercialization of jewelry.

(ix) Qualicorp S.A.: Member of the Board of Directors, from 2019 to April 2020. Company’s Main Business Activity: Sale of health plans.

(x) TIM S.A. and TIM Participações S.A.: Chairman of the Board of Directors, from 2018 to 2019. Company’s Main Business Activity: Telecommunication services.

Management positions held in other companies or third sector organizations: Mr. João Cox Neto does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics from Universidade Federal Bahia, obtained in 1983. Post-graduate degree in Economics from Université du Québec à Montreal and the College of Petroleum Studies of Oxford University.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. João Cox Neto declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. João Cox Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Maria Letícia de Freitas Costa - 050.932.788-58

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since 2017. Company’s Main Business Activity: Aeronautics.

(ii) Prada Assessoria Empresarial Ltda.: Partner, since 2010. Company’s Main Business Activity: Consulting.

(iii) Localiza S.A.: Member of the Board of Directors, since 2009. Company’s Main Business Activity: Car rental.

(iv) Totvs S.A.: Member of the Board of Directors, since 2017. Company’s Main Business Activity: Software.

(v) RBS Mídia: Member of the Board of Directors, from 2016 to 2018. Company’s Main Business Activity: Media.

(vi) BrasilSeg and Mapfre Participações: Member of the Board of Directors, since 2015. Company’s Main Business Activity: Insurance.

(vii) Mapfre S.A.: Member of the Board of Directors, since 2015. Company’s Main Business Activity: Insurance.

(viii) Martins S.A.: Member of the Board of Directors, from 2014 to 2020, Company’s Main Business Activity: Wholesale.

(ix) Votorantim Cimentos: Member of the Audit Committee, from 2018 to 2019. Company’s Main Business Activity: Cement.

(x) Marcopolo: Member of the Board of Directors, from 2012 to 2016. Company’s Main Business Activity: Bus builder.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Management positions held in other companies or third sector organizations: Mrs. Maria Letícia de Freitas Costa does not hold management positions in other companies or third sector organizations.

Education: Bachelor degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1982, São Paulo, SP, Brazil and an MBA degree from Samuel Curtis Johnson School of Business, Cornell University, 1986, Ithaca, NY, USA.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Letícia de Freitas Costa declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mrs. Maria Letícia de Freitas Costa declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Marcelo Kanitz Damasceno - 263.994.400.25

Main professional experiences in the last five years:

(ii) Federal Government: Chief of the Air Force General Staff (Estado Maior da Aeronáutica – EMAER), since October 2020, Secretary of Economy, Finance and Administration of the Air Force, from January 2019 to October 2020 and Head of the Office of the Air Force Commander, from April 2016 to January 2019.

Management positions held in other companies or third sector organizations: Mr. Marcelo Kanitz Damasceno does not hold management positions in other companies or third sector organizations.

Education: Officer Improvement Course at Escola de Aperfeiçoamento de Oficiais and Command and General Staff Course at Universidade da Força Aérea – UNIFA.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Marcelo Kanitz Damasceno declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Heraldo Luiz Rodrigues - 033.708.348-71

Main professional experiences in the last five years:

(ii) Federal Government: Director-General of the Airspace Control Department, since April 2020; Deputy Chief of the Ministry of Defense – EMAER, from June 2018 to March 2020; Director of the Economy and Finance Directorate of the Air Force, from February 2017 to April 2018; Deputy Secretary for Economy, Finance and Administration of the Air Force, from April 2015 to February 2017. Company’s main activity: Aeronautics.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Management positions held in other companies or third sector organizations: Mr. Heraldo Luiz Rodrigues does not hold management positions in other companies or third sector organizations.

Education: Aviation Officers Training Course at Academia da Força Aérea, Officers Improvement Course at Escola de Aperfeiçoamento de Oficiais, Command and General Staff Course at Escola de Comando e Estado-Maior, Aerospace Policy and Strategy Course at Escola de Comando e Estado Maior, International Contract Negotiation Course, Management Course at Qualidade Total and Postgraduate degree in Projects from Fundação Getúlio Vargas.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

Mr. Heraldo Luiz Rodrigues declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Pedro Wongtschowski - 385.585.058-53

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since 2015. Company’s Main Business Activity: Aeronautics.

(ii) Ultrapar Participações S.A.: Member of the Board of Directors, from 2013 to 2018 and Chairman of the Board of Directors, since 2018. Company’s Main Business Activity: multi-business company with operations in retail and specialized distribution.

(iii) Companhia Nitro Química Brasileira: Member of the Board of Directors, from 2012 to 2016. Company’s Main Business Activity: Chemicals.

(iv) Centro de Tecnologia Canavieira S.A.: Member of the Board of Directors, since 2015. Company’s Main Business Activity: Development and integration of disruptive technologies in the sugar-energy industry.

(v) Votorantim S.A.: Member of the Board of Directors, from 2018 to 2020. Company’s Main Business Activity: Industrial Conglomerate.

Management positions held in other companies or third sector organizations: Mr. Pedro Wongtschowski also holds management positions in other companies or third sector organizations, namely: Chairman of the Board of Directors of the Brazilian Industrial Research and Innovation Company – (Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII); President of the Superior Council of the National Association of Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa, Desenvolvimento e Engenharia das Empresas Inovadoras – ANPEI); Member of the Management Committee of the Business Mobilization for Innovation (Mobilização Empresarial pela Inovação – MEI); Member of the Superior Council of the São Paulo State Research Support Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP); Vice-President of the Institute for Industrial Development Studies (Instituto de Estudos para o Desenvolvimento Industrial - IEDI). Member of the National Science and Technology Council of the Presidency of the Republic of Brazil.

			Date of	Term of	Number of Consecutive
Name	Date of Birth	Management body	election	office	Terms
				Elected by	Percentage of meeting
				the	attendance
Individual Taxpayer			Date of	controlling
Registry (CPF)	Profession	Elected as	Investiture	shareholder
Other positions and roles held at
the issuer		Description of other position / role

Education: Bachelor degree in Chemical Engineering from the Polytechnic School of Universidade de São Paulo, obtained in 1970; master’s degree from the Polytechnic School of Universidade de São Paulo, obtained in 1978; and a Ph.D. from the Polytechnic School of Universidade de São Paulo, obtained in 1998.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Pedro Wongtschowski declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Pedro Wongtschowski declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Sergio Guillinet Fajerman - 018518957-10

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors, since May 2020. Company’s Main Business Activity: Aeronautics.

(ii) Itaú Unibanco: Personnel Executive Officer, since August 2017 and Chief Personnel Officer, from May 2010 to August 2017. Company’s Main Business Activity: Banks.

(iii) Fundação Itaú Unibanco de Previdência Complementar: Member of the Board of Directors, from March 2016 to July 2018. Company’s Main Business Activity: Pension Fund.

(iv) Fundação Itaú Unibanco de Previdência Complementar: Chief Executive Officer, from March 2013 to March 2016. Company’s Main Business Activity: Pension Fund.

Management positions held in other companies or third sector organizations: Mr. Sergio Guillinet Fajerman does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economic Sciences from the Universidade Federal do RJ (UFRJ), obtained in 1998, MBA degree in Corporate Finance from IBMEC, obtained in 2020 and an MBA degree from INSEAD (Fontainebleau, France), obtained in 2004.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Sergio Guillinet Fajerman declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Sergio Guillinet Fajerman declared to the Company that he is not a politically exposed

Maria Antonieta Rosina Tedesco Oliveira Pêgo - 100.581.568-28

Professional experience / Statement of possible adverse judgments

Main professional experiences in the last five years:

Embraer S.A.: Alternate member of the Board of Directors, since 2015, Supervisor of Tax obligations activities in Brazil, from May 2001 to October 2020 and Y Career in the Fiscal-Tax area. Company’s main business activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economic Sciences from Universidade do Vale do Paraíba in São José dos Campos, obtained in 1989; bachelor’s degree in Business Administration from Universidade de Taubaté, earned in 1986; bachelor’s degree in Mathematics from Universidade Bandeirante, obtained in 1999; post-graduate degree in Business Administration (in scheme I) from Universidade Campos Sales, earned in 1994; and a post-graduate degree in Tax Accounting Planning from Pontifícia Universidade Católica de São Paulo – PUC, obtained in 2013.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Antonieta Rosina Tedesco Oliveira Pêgo declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Francisco Gomes Neto - 992.526.008-68

The main professional experiences of Mr. Francisco Gomes Neto in the last five years are:

(i) Embraer S.A.: Chief Executive Officer, since May 2019. Company’s main business activity: Aeronautics.

(ii) Embraer Aircraft Holding, Inc.: Chairman of the Board of Directors, since May 2019. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(ii) Embraer Netherlands B.V.: Member of the Supervisory Board, since May 2019. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.

(iii) Embraer Business Innovation Center, INC.: Member of the Board of Directors, since September 2019. Company’s main business activity: Technological innovation. The company is a subsidiary of Embraer S.A.

(iv) Yaborã Indústria Aeronáutica S.A.: Chief Executive Officer, since June 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(v) CEO Marcopolo – from August 2015 to April 2019. Company’s main business activity: Automobile.

Mr. Francisco Gomes Neto also holds management positions in other companies or third sector organizations, namely: Member of the Deliberation Council of Instituto Embraer de Educação e Pesquisa,

Education: Bachelor’s degree in Electrical Engineering from UMC, obtained in 1981; specialized in Administration by FGV-SP in 2000; with MBA-Controller from USP-SP in 2001; also attended courses in Finance and Risk Management at St. John University in 2002; Executive Program at the University of Michigan in 2002 and Instituto Brasileiro de Governança – IBGC, in 2018.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Francisco Gomes Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Fabiana Klajner Leschziner - 151.632.098-09

The main professional experiences of Mrs. Fabiana Klajner Leschziner in the last five years are:

(i) Embraer S.A.: Executive Vice-President, General Counsel and Chief Compliance Officer, since June 2016. Company’s main business activity: Aeronautics.

(ii) Embraer Aviation Netherlands B.V.: Member of the Supervisory Board, since September 2019. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.

(iii) Airholding, S.A.: Member of the Board of Directors, since August 2019. Company’s main business activity: Holding.

(iv) OGMA – Indústria Aeronáutica de Portugal S.A.: Member of the Compensation Committee, since March 2020. Company’s main business activity: Aeronautics.

(v) Embraer Aircraft Holding, Inc.: Member of the Board of Directors, since June 2016. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(vi) Embraer Netherlands B.V.: Member of the Supervisory Board, since March 2017. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.;

(vii) Yaborã Indústria Aeronáutica S.A.: Officer without specific designation, from October 2018 to February 2020 and elected again in June 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(viii) DuPont do Brasil S.A.: Officer – Legal Brazil and Andean Region, from January to June 2016; Officer - Legal and Government Affairs for Brazil from 2002 to 2015. Company’s main business activity: Chemicals.

Mrs. Fabiana Klajner Leschziner also holds management positions in other companies or third sector organizations, namely: member of the Deliberation Council of Instituto Embraer de Educação e Pesquisa.

Education: Bachelor of Laws degree from Universidade de São Paulo, obtained in 1993; Master of Laws – (“LL.M.”) by Cornell Law School, in 1998.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Fabiana Klajner Leschziner declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Jackson Medeiros de Farias Schneider - 401.085.030-20

The main professional experiences of Mr. Jackson Schneider in the last five years are:

(i) Embraer S.A.: Executive Vice President, Defense and Security, since 2014; Executive Vice President for People, Institutional Relations and Sustainability, from 2012 to 2013. (ii) Tempest Serviços de Informática S.A.: Chairman of the Board of Directors, since November/2020. Company’s main business activity: Technology. (iii) Yaborã Indústria Aeronáutica S.A.: Officer, since June/2020. (iv) Embraer Aviation Netherlands B.V: Member of the Supervisory Board, since August /2020. (v) Embraer Defesa e Segurança Participações S.A.: Chief Executive Officer, since 2014. (vi) Embraer Aircraft Holding, Inc.: Member of the Board of Directors, since 2011. (vii) Airholding – SGPS, S.A.: Member of the Board of Directors, since 2014. (viii) OGMA – Indústria Aeronáutico de Portugal S.A: Member of the Board of Directors, since 2014. (ix) Embraer Netherlands B.V.: Member of the Supervisory Board, since March /2017. (x) Visiona Tecnologia Espacial S.A.: Member of the Board of Directors, since 2012 and Chairman of the Board, since 2015. Company’s main business activity: Aerospace. (xi) Águas Azuis Construção Naval SPE LTDA: Vice-Chairman of the Board of Directors, since January/2020. Main activity: Naval Industry. (xii) Embraer Defense and Security, Inc.: Member of the Board of Directors, since 2014. (xiii) SAVIS Tecnologia e Sistemas S.A.: Member of the Board of Directors, from 2014 to August /2016 and member of the Advisory Board, from August/2016 to October/2017 and elected again in October/2018 until April/2021. Company’s main business activity: Technological. (xiv) Atech - Negócios em Tecnologias S.A.: Member of the Board of Directors, from 2014 to August/2016 and member of the Advisory Board, from August/2016 to October/2020. Company’s main business activity: Technological. (xv) Embraer Asia Pacific Pte Ltd.: Member of the Board of Directors, from 2012 to November/2020. Company’s main business activity: Support Services. (xvi) Embraer Portugal Estruturas Metálicas, S.A.: Member of the Board of Directors, from 2014 to 2016. Company’s main business activity: Industrial. Main business activity of companies (i), (iii), (vi), (viii) and (xiii): Aeronautical and (iv), (v), (vii) and (ix): Holding. Companies (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xiv), (xv) and (xvi) are Subsidiaries of Embraer S.A.

Mr. Jackson Schneider also holds management positions in other companies or third sector organizations: Member of the Deliberation Council of the Embraer Education and Research Institute; Member of the Statutory Board of Executive Officers, Association for Assistance to Disabled Children (Associação de Assistência à Criança Deficiente – AACD); Executive Vice-President, Museu de Arte de São Paulo; Member of the Board of Directors of YDUQS Participações S.A and of the Advisory Board of Serzedello Corrêa Institute of the Federal Audit Court.

Education: Bachelor of Law degree from Universidade de Brasília, obtained in 1986; Master of Business Administration - MBA from Business School São Paulo, in 2002, with an exchange program at Rotmann Commerce (University of Toronto).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

Mr. Jackson Schneider declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Antonio Carlos Garcia – 064.689.558-31

The main professional experiences in the last five years are:

(i) Embraer S.A.: Executive Vice President, Financial and Investor Relations, since January 2020. Company’s main business activity: Aeronautics.

(ii) Embraer Overseas: Member of the Board of Directors, since December 2020. Company’s main business activity: Finance. The company is a subsidiary of Embraer S.A.

(iii) Embraer Aviation Netherlands B.V: Member of the Supervisory Board, since August 2020. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.

(iv) Embraer Netherlands B.V.: Member of the Supervisory Board, since August 2020. Company’s main business activity: Holding. The company is a subsidiary of Embraer S.A.

(v) Yaborã Indústria Aeronáutica S.A.: Officer without specific designation, since June 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(vi) Embraer Business Innovation Center, INC.: Member of the Board of Directors, since April 2020. Company’s main business activity: Technological Innovation. The company is a subsidiary of Embraer S.A.

(vii) Embraer Aircraft Holding, Inc.: Member of the Board of Directors, since May 2020. Company’s main business activity: Aeronautics. The company is a subsidiary of Embraer S.A.

(viii) ThyssenKrupp: Global CFO of the Forged Technologies business unit, from 2010 to December 31, 2019. Company’s main business activity: supplier of system components and solutions.

Mr. Antonio Carlos also holds management positions in other companies or third sector organizations, namely: Member of the Deliberation Council of the Embraer Education and Research Institute.

Education: Accountant degree from Faculdades Integradas Campos Salles, earned in 1989. MBA in Business Administration, PUC – SP, obtained in 1999.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Antonio Carlos declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Alberto Costa de Souza – 325.962.848-71

The main professional experiences in the last five years are: (I) Embraer S.A.: Internal Audit Manager, since 2020, Internal Audit Supervisor, from 2018 to 2020. Company’s main business activity: Aeronautics. (ii) Syngenta Brasil: Financial Compliance Coordinator, from 2016 to 2018. Company’s main business activity: Agrochemicals.

Mr. Alberto Costa de Souza does not hold management positions in other companies or third sector organizations.

Education: Accounting Degree from Escola de Negócios Trevisan, obtained in 2011; Business Administration, Universidade São Judas Tadeu, earned in 2008. Certification: Certified Compliance & Ethics Professional - International (CCEP-I).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Alberto Costa de Souza declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Todd M. Freeman - 000.000.000-00

The main professional experiences in the last five years:

(i) Nordic Aviation Capital: Special Advisor to the President, since 2019 to date. Company’s main business activity: Aircraft Leasing.

(ii) General Electric Company: Managing Director in the Middle East, Africa, Russia/CIS, Dubai in the United Arab Emirates, from 2015 to 2018, having held various positions in that company since 1989. Company’s main business activity: Industrial Conglomerate.

Management positions held in other companies or third sector organizations: Mr. Todd M. Freeman holds the following positions in other companies or third sector organizations: (a) Treasurer and member of the Executive Committee of Airlink; (b) member of the Board of Mubadala Infrastructure Partners; (c) Chairman of the Board of ISTAT Foundation; (d) member of the Board of the Regional Airline Association (US); (e) member of the Board of the European Regions Airline Association; (f) member of the Board of GRA, Inc (airline/airport advisory).

Education: Bachelor’s degree from Lehigh University in Accounting & Finance, obtained in 1982, an MBA in Finance & Strategic Planning, earned in 1987 from the Wharton School of the University of Pennsylvania and M.A. International Studies, obtained in 1987 from the Wharton School of the University of Pennsylvania.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity

Mr. Todd M. Freeman Silva declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Todd M. Freeman declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Kevin G. McAllister – 000.000.000-00

The main professional experiences in the last five years:

(i) AE Industrial Partners LP: Senior Operating Partner, from 2020 to date. Company’s main business activity: Aerospace Investor.

(ii) Boeing Company: President and CEO Boeing Commercial Airplanes (BCA) and Executive Vice President of The Boeing Company, from 2016 to 2020. Company’s main business activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Kevin G. McAllister holds the position of Chairman of the Board of Directors of ORBIS International (a global organization dedicated to the preservation and restoration of vision through affordable eye and ophthalmological care partnerships).

Education: Bachelor’s degree in Metallurgical and Material Engineering from the University of Pittsburgh, obtained in 1986.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and penalties applied, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Kevin G. McAllister declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Kevin G. McAllister declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

12.6 - Percentage of attendance of each member of the board of directors and the fiscal council at meetings held by the relevant body

Board of Directors	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Alexandre Gonçalves Silva (effective)	3	100%
Raul Calfat (effective)	3	100%
Alexandre Magalhães Filho (effective)	3	100%
Claudia Sender Ramirez (effective)	3	100%

Dan Ioschpe (effective)	3	100%
Dejair Losnak Filho (effective)	3	100%
João Cox Neto (effective)	3	100%
Maria Letícia de Freitas Costa (effective)	3	100%
Marcelo Kanitz Damasceno (effective)	3	100%
Pedro Wongtschowski (effective)	3	100%
Sergio Guillinet Fajerman (effective)	3	100%
Heraldo Luiz Rodrigues (alternate)	N/A	N/A
Maria Antonieta Rosina Tedesco Oliveira Pêgo (alternate)	N/A	N/A
Emerson José dos Santos Leite (alternate)	N/A	N/A
Todd M. Freeman	N/A	N/A
Kevin G. McAllister	N/A	N/A

12.7 - Composition of statutory committees and audit, finance and compensation committees

Name Individual Taxpayer Registry (CPF)	Date of Birth Profession	Management body Elected as	Date of election Date of Investiture	Term of office Elected by the controlling shareholder	Independent member [1] Number of consecutive terms
Other positions or roles held in the company

Professional experience / Statement of possible adverse judgments

[1]	The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Dan Ioschpe	Feb. 25, 1965	Strategy and Innovation Committee	Apr. 26, 2021	2 years	Yes

439.240.690-34	Administrator	Member of the Strategy and Innovation Committee (Effective)[8]	Apr. 26, 2021	No	2

Member of the Board of Directors - See item 12.5

Sergio Guillinet Fajerman	Mar. 26, 1972	People and ESG Committee	Apr. 26, 2021	2 years	Yes

018518957-10	Administrator	Member of the People and ESG Committee (Effective)	Apr. 26, 2021	No	2

Member of the Board of Directors - See item 12.5

João Cox Neto	May 2, 1963	People and ESG Committee and Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Instruction No. 308/99)	Apr. 26, 2021	2 years	Yes

239.577.781-15	Economist	Member of the People and Governance Committee and Coordinator of the Audit, Risk and Ethics Committee	Apr. 26, 2021	No	(6) CPESG (6) CARE

Member of the Board of Directors - See item 12.5

Maria Letícia de Freitas Costa	Mar. 27, 1960	Strategy and Innovation Committee and People and ESG Committee	Apr. 26, 2021	2 years	Yes

050.932.788-58	Engineer	Member of the Strategy and Innovation Committee and Coordinator of the People and ESG Committee	Apr. 26, 2021	No	(3) CESTICESTII (3) CPESG

Member of the Board of Directors - See item 12.5

Claudia Sender Ramirez	Oct. 30, 1974	Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Instruction No. 308/99) and People and ESG Committee	Apr. 26, 2021	2 years	Yes

282.612.068-90	Engineer	Member of the People and Governance Committee and Member of the Audit, Risk and Ethics Committee	Apr. 26, 2021	No	1 (CARE) 1(CPESG)

Member of the Board of Directors - See item 12.5

Pedro Wongtschowski	Apr. 24, 1946	Strategy and Innovation Committee	Apr. 26, 2021	2 years	Yes

385.585.058-53	Chemical Engineer	Member of the Strategy and Innovation Committee	Apr. 26, 2021	No	4

Member of the Board of Directors - See item 12.5

Raul Calfat	Dec. 4, 1952	Audit, Risk and Ethics Committee and Strategy and Innovation Committee	Apr. 26, 2021	2 years	Yes

635.261.408-63	Business administrator	Member of the Audit, Risk Committee and Coordinator of the Strategy and Innovation Committee	Apr. 26, 2021	No	3 (CESTICESTII) 3(CARE)

Member of the Board of Directors - See item 12.5

Sergio Eraldo de Salles Pinto	Sep. 24, 1964	Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Instruction No. 308/99)	Apr. 26, 2021	2 years	Yes

317.309.901-00	Economist and Electrical Engineer	External Member of the Audit, Risk and Ethics Committee	Apr. 26, 2021	No	7

N/A

Sergio Eraldo de Salles Pinto - 317.309.901-00

The main professional experiences of Mr. Sergio Eraldo de Salles Pinto in the last five years are:(i) Embraer S.A.: Member of the Board of Directors, from 2009 to May 2020. Company’s main activity: Aeronautics. (ii) CIA BOZANO: President, since 2011. Company’s main activity: Holding. (iii) Legend Capital - Founding Partner and CEO, since 2020. Company’s main activity: Asset Management. (iv) Bozano Investimentos Gestora de Recursos: CEO, from 2013 to 2016 and Chairman of the Board of Directors, from 2016 to 2018. Company’s main activity: Finance. (v) Votorantim S.A: Member of the Board of Directors, from 2016 to 2017. Company’s main activity: Industrial Conglomerate. (vi) Azul Linhas Aéreas: Member of the Board of Directors, since 2008. Company’s main activity: Airline Company. (vii) Ouro Preto Óleo e Gás: Member of the Board of Directors, from 2013 to 2016 and Vice-Chairman of the Board of Directors, from 2016 to 2018. Company’s main activity: Oil & Gas.

Mr. Sergio Eraldo de Salles Pinto does not hold management positions in other companies or third sector organizations.

Education: Electrical Engineering degree from Universidade de Brasília (UnB), obtained in 1985; Economics degree from Centro de Ensino Unificado de Brasília (CEUB), earned in 1985; Master’s degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro (EPGE), obtained in 1987 and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro (PUC), obtained in 2006.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified his to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Mr. Sergio Eraldo de Salles Pinto is an external member of the Audit, Risk and Ethics Committee, pursuant to Section 35, Paragraph 1 of the Company’s Bylaws.

Mr. Sergio Eraldo de Salles Pinto declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Vanessa Claro Lopes	Jan. 11, 1976	Audit, Risk and Ethics Committee (Statutory Audit Committee adhering to CVM Instruction No. 308/99)	Apr. 26, 2021	2 years	Yes

162.406.218-03	Accountant	External Member of the Audit, Risk and Ethics Committee (Effective)	Apr. 26, 2021	No	2

N/A

Vanessa Claro Lopes - 162.406.218-03

The main professional experiences of Mrs. Vanessa Claro Lopes in the last five years are: (i) Lojas Americanas S.A.: Member of the Audit Committee, since 2020. Company’s main activity: Retail; (ii) Afya Educacional: Independent member of the Board of Directors and the Audit and Ethics Committee, since 2019. Company’s main activity: Education, Technology and Health; (iii) Embraer S.A.: External member of the Audit, Risk and Ethics Committee, since 2019. Company’s main activity: Manufacturing of Aircraft and parts; (iv) Cosan Logística S.A.: Member of the Fiscal Council, since 2019. Company’s main activity: Logistics, cargo transportation, port operation of distribution terminals and other related activities; (v) Comgas S.A.: Member of the Fiscal Council, since 2019. Company’s main business activity: Public utility; (vi) Cosan S.A.: Member of the Fiscal Council, since 2018. Company’s main activity: Agribusiness, distribution of fuels and natural gas and lubricants; (vii) Tegma Logística S.A.: Coordinator of the Audit Committee, since 2014. Company’s main activity: Logistics; (viii) Estácio Participações S.A.: Member of the Fiscal Council, from 2017 to 2019. Company’s main activity: Education; (xi) Renova Energia S.A.: Member of the Fiscal Council, from 2017 to 2019. Company’s main activity: Public utility; (x) Terra Santa Agro S.A.: Member of the Fiscal Council, from 2016 to 2018. Company’s main activity: Agribusiness; (xi) Gerdau S.A.: Member of the Fiscal Council, from 2016 to 2017. Company’s main activity: Metallurgy; (xii) Via Varejo S.A.: Chairman of the Fiscal Council, from 2014 to 2018. Company’s main activity: Retail.

Mrs. Vanessa Claro Lopes does not hold management positions in other companies or third sector organizations.

Education: System Analysis degree from FATEC/BS, and Accounting Sciences degree from Universidade Federal Fluminense. Post-Graduate degree in Computer Networks from Universidade São Judas Tadeu/SP; MBA degree in Business Management from EAESP/FGV. Master’s degree in Management Systems from Universidade Federal Fluminense (UFF).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

Mrs. Vanessa Claro Lopes is an external member of the Audit, Risk and Ethics Committee, pursuant to Section 35, Paragraph 1 of the Company’s Bylaws.

Mrs. Vanessa Claro Lopes declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

12.8 - Percentage of attendance at meetings held by the relevant body in the same period, occurring after investiture

Strategy and Innovation Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Raul Calfat	2	100%
Dan Ioschpe	2	100%
Maria Letícia de Freitas Costa	2	100%
Pedro Wongtschowski	2	100%

Audit, Risk and Ethics Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
João Cox Neto	4	100%
Claudia Sender Ramirez	4	100%
Raul Calfat	4	100%
Sergio Eraldo de Salles Pinto	4	100%
Vanessa Claro Lopes	4	75%

People and ESG Committee	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Maria Letícia de Freitas Costa	2	100%
Claudia Sender Ramirez	2	100%
João Cox Neto	2	100%
Sergio Fajerman	2	100%

12.9 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect controlling shareholders

Justification for leaving the table blank:

The members of the Company’s Board of Directors do not maintain any such relationships amongst themselves or with the members of the management of their subsidiaries. Due to the Company’s lack of a controlling shareholder, part of what is requested in item 12.9 is not applicable.

12.10 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and: (a) company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds the entire share capital; (b) the issuer’s direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons

Identification	Taxpayer’s Registry( (CPF/CNPJ)	Type of relationship of the Management Member with the relevant person	Type of related person
Issuer’s Management Member

Maria Letícia de Freitas Costa	050.932.788-58	Service provision	Supplier

Effective member of the Board of Directors

Related Person

Mapfre Participações	12.264.857/0001-06

Member of the Board of Directors, since 2015

Notes

Issuer’s Management Member

Marcelo Kanitz Damasceno	263.994.400-25	Service provision	Client

Effective member of the Board of Directors

Related Person

Federal Government

Chief of the Air Force General Staff, since October 2020, Secretary of Economy, Finance and Administration of the Air Force, from January 2019 to October 2020 and Head of the Air Force Commander’s Office, from April 2016 to January 2019

Notes

Issuer’s Management Member

Jackson Medeiros de Farias Schneider	401.085.030-20	Subordination	Indirect subsidiary

Officer

Related Person

OGMA – Indústria Aeronáutica de Portugal S.A.

Member of the Board of Directors - 2016, 2017, 2018 and 2019.

Notes

Issuer’s Management Member

Jackson Medeiros de Farias Schneider	401.085.030-20	Subordination	Indirect subsidiary

Officer

Related Person

Visiona Tecnologia Espacial S.A.

Member of the Board of Directors - 2016, 2017, 2018, 2019 and 2020

Notes

Issuer’s Management Member

Heraldo Luiz Rodrigues	263.994.400-25	Service provision	Client

Alternate Member of the Board of Directors

Related Person

Federal Government

Director-General of the Airspace Control Department, since April 2020; Deputy Chief of the Ministry of Defense – EMAER, from June 2018 to March 2020

Notes

Issuer’s Management Member

Sergio Guillinet Fajerman	018.518.957-10	Service provision	Supplier

Effective member of the Board of Directors

Related Person

Itaú Unibanco	60.701.190/0001-04

Personnel Executive Officer, since August 2017 and Personnel Officer, from May 2010 to August 2017.

Notes

Issuer’s Management Member

Fabiana Klajner Leschziner	151.632.098-09	Subordination	Indirect subsidiary

Officer

Related Person

OGMA – Indústria Aeronáutica de

Portugal S.A.

Member of the Compensation Committee, since March 2020

Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations